

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2024

Hue Kwok Chiu
Chief Executive Officer
Smart Logistics Global Limited
Unit 702, Level 7, Core B, Cyberport 3
100 Cyberport Road
Pokfulam, Hong Kong 999077

> **Re: Smart Logistics Global Limited**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed November 20, 2024**
> **File No. 333-282504**

Dear Hue Kwok Chiu:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1

Cover Page

1.   Please revise to include in the Cover Page and Prospectus Summary, disclosures relating to dividends declared and paid subsequent to June 30, 2024 discussed in Note 17. Subsequent Events, page F-22.

Exhibits

2.   The third paragraph of Exhibit 5.1 includes an inappropriate limitation on the documents reviewed and review conducted. Counsel may indicate that the identified items were the only items reviewed if it also states that it determined that the identified documents included all documents that it deemed relevant to rendering an opinion. Please file amended opinion that either removes the language indicating

that such counsel's review was limited to the identified items or include a statement that counsel determined that the identified items were the only documents and searches relevant to rendering an opinion. In addition, each of numbered assumptions 5 through 10 of Schedule 2 to the legality opinion appears to be overly broad. Please file a revised opinion without those assumptions, or provide an explanation as to why each of those assumptions would be appropriate. Counsel may assume in a legality opinion that representations of officers and employees are correct as to questions of fact, including with regard to these items. On the other hand, counsel may not assume any of the material facts underlying the opinion or any readily ascertainable facts. See Staff Legal Bulletin No. 19 at Section II.B.3.a.

3. We note that you have filed a short-form tax opinion as Exhibit 8.1, which is included in Exhibit 5.1. Please revise your registration statement to clearly state that the disclosure under Material Income Tax Considerations is the opinion of counsel, name counsel and clearly identify and articulate the opinion being rendered. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Please contact Joanna Lam at 202-551-3476 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Karina Dorin at 202-551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jane K. P. Tam, Esq.